06051285

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47253

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2005 (MM/DD/YY) AND ENDING 09/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL SECURITIES OF AMERICA, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Trunk
(No. and Street)

Hartville (City) OH (State) 44632 (Zip Code)

RECEIVED NOV 27 2006 213 SECTION PROCESSING

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mohney 330-877-7710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stinnett, Padrutt & Aranyosi
(Name – *if individual, state last, first, middle name*)

3465 Arlington Road, Suite A, (Address) Akron (City) OH (State) 44312 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/6

OATH OR AFFIRMATION

I, Jerry Cline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Securities of America, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ERNEST J. ARANYOSI, Notary Public
State of Ohio
Residence - Stark County
My Commission Expires July 28, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL SECURITIES OF AMERICA, INC.

Financial Statements
September 30, 2006 and 2005

TABLE OF CONTENTS

SPA CPA STINNETT, PADRUTT & ARANYOSI
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

We have audited the accompanying balance sheets of Capital Securities of America, Inc. (an S-Corporation) as of September 30, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Securities of America, Inc. as of September 30, 2006 and 2005, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stinnett Padrutt & Aranyosi

Stinnett, Padrutt & Aranyosi, Co.
Akron, Ohio
November 10, 2006

Edward E. Stinnett ■ *Paul E. Padrutt* ■ *Ernest J. Aranyosi* ■ *Robert J. McCann* ■ *Richard A. Schrader*

3465 S. Arlington Rd. Ste. A, Akron, Ohio 44312 ■ P: 330.899.1571 ■ F: 330.899.1572

Members: Ohio Society of CPA's & American Institute of CPA's

CAPITAL SECURITIES OF AMERICA, INC.

BALANCE SHEETS

September 30,	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 1,336,489	$ 1,094,042
Investments	21,969	19,730
Commissions receivable	22,760	19,013
Notes receivable	30,442	25,442
Accounts receivable - other	53,365	115,555
Prepaid expenses	40,062	55,778
Total current assets	1,505,087	1,329,560
PROPERTY AND EQUIPMENT		
Vehicles	35,694	35,694
Furniture and fixtures	189,036	185,036
	224,730	220,730
Less accumulated depreciation	201,533	181,297
	23,197	39,433
OTHER ASSETS		
Deposits with clearing agents	100,000	105,716
Total other assets	100,000	105,716
	$ 1,628,284	$ 1,474,709

The accompanying notes are an integral part of these statements.

	2006	2005
LIABILITIES		
CURRENT LIABILITIES		
Commissions payable	**$ 504,734**	$ 390,145
Accounts payable	**8,669**	116,402
Accrued payroll taxes	**14,730**	13,274
Deferred revenue	**762**	26,606
Pension payable	**15,930**	10,937
Total current liabilities	**544,825**	557,364
STOCKHOLDERS' EQUITY		
Common stock - authorized 750 shares of no par value; issued and outstanding 210.5 shares	**106,250**	106,250
Additional paid-in capital	**543,750**	543,750
Retained earnings	**433,459**	267,345
TOTAL STOCKHOLDERS' EQUITY	**1,083,459**	917,345
	$ 1,628,284	$ 1,474,709

CAPITAL SECURITIES OF AMERICA, INC.

STATEMENTS OF INCOME

Year Ended September 30,	2006	2005
REVENUES		
Commissions earned	$ 8,157,587	$ 8,582,432
Miscellaneous income	243,168	217,357
Interest income	59,572	26,308
Total revenue	8,460,327	8,826,097
OPERATING EXPENSES		
Commissions	6,154,588	6,643,422
Exchange and clearance fees	276,216	313,199
Employee compensation and benefits	748,431	678,970
Communications and data processing	220,628	224,470
Regulatory fees and expenses	74,073	55,801
Occupancy	49,100	50,953
Interest expense	-	198
Other expenses	634,810	677,942
Total operating expenses	8,157,846	8,644,955
NET EARNINGS	$ 302,481	$ 181,142

The accompanying notes are an integral part of these statements.

CAPITAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended September 30,	2006	2005
Common stock - end of year	**$ 106,250**	$ 106,250
Additional paid-in capital - end of year	**$ 543,750**	$ 543,750
Retained earnings - beginning of year	**$ 267,345**	$ 386,203
Net income for the year	**302,481**	181,142
Distribution to stockholders	**(136,367)**	(300,000)
Retained Earnings - end of year	**$ 433,459**	$ 267,345
Total Stockholders' Equity	**$ 1,083,459**	$ 917,345

The accompanying notes are an integral part of these statements.

CAPITAL SECURITIES OF AMERICA, INC.

STATEMENTS OF CASH FLOWS

Year Ended September 30,	2006	2005
Cash flows from operating activities		
Net Income	$ 302,481	$ 181,142
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation and amortization	20,236	16,987
Changes in assets and liabilities that increase (decrease) cash flow from operations		
Accounts receivable	53,443	108,205
Prepaid expenses	15,716	8,325
Deposits	5,716	20,167
Commissions payable	114,589	(72,039)
Accounts payable	(107,733)	(45,767)
Pension payable	4,993	(1,324)
Accrued expenses	1,456	(1,006)
Deferred revenue	(25,844)	(63,183)
Total adjustments	82,572	(29,635)
Net cash provided by operating activities	385,053	151,507
Cash flow from investing activities		
Additions to property and equipment	(4,000)	(138)
Net cash used in investing activities	(4,000)	(138)
Cash flow from financing activities		
Distribution to stockholders	(136,367)	(300,000)
Net cash used in financing activities	(136,367)	(300,000)
Net increase (decrease) in cash and equivalents	244,686	(148,631)
Cash and equivalents, beginning of year	1,113,772	1,262,403
Cash and equivalents, end of year	$ 1,358,458	$ 1,113,772
Cash paid during the year for Interest expense	$ -	$ 198

The accompanying notes are an integral part of these statements.

September 30, 2006 and 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Capital Securities of America, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

1. *Business Activity*

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company clears all of its exchange listed and over the counter security transactions through First Clearing, LLC on a fully disclosed basis.

2. *Revenue and Cost Recognition*

The Company recognizes commission income and expenses on a settlement date basis.

3. *Property and Equipment*

Furniture, equipment and vehicles are stated at cost. Depreciation is recorded based on the accelerated methods over the useful life of the furniture and equipment, as allowed for income tax reporting purposes. The Vehicle is being depreciated using the straight line method over its estimated useful life. Use of these methods does not differ materially from accounting principles generally accepted in the United States of America.

4. *Organization Costs*

Organization costs are capitalized and are being amortized on the straight-line method over five years.

5. *Income Taxes — Subchapter S Corporation*

The Company, with consent of its stockholders, has elected under Subchapter S of the Internal Revenue Code to be treated substantially as a partnership, instead of a corporation, for income tax purposes. As a result, the stockholders will report their shares of corporate federal taxable income on their individual tax returns. Accordingly, no provision is made for federal income taxes in the financial statements of the Company.

September 30, 2006 and 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. *Accounts Receivable*

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

7. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - CASH DEPOSITS

The Company is required to maintain a deposit with First Clearing, LLC in the amount of $100,000. This deposit is for the purpose of protecting First Clearing, LLC from any losses in regard to the clearing of security transactions on behalf of the Company's customers. This amount is required to be left on deposit as long as the Company clears security transactions through First Clearing, LLC. In addition, although the Company no longer clears transactions through Pershing, Inc., the Company had a temporary deposit remaining with Pershing, Inc. in the amount of $5,716, which was liquidated prior to September 30, 2006.

NOTE C - FINANCIAL INSTRUMENTS - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in two local banks located in Hartville, Ohio and in a money market account with First Clearing Corporation. The bank balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per bank.

NOTE D - PENSION PLAN

Effective April 15, 1996, the Company adopted a SARSEP plan. The plan covers full-time employees who have reached the age of 21 and have completed one year of service. The Company is required to match the employee's contribution on a dollar for dollar basis up to 3% of eligible compensation. The Company made contributions of $18,301 and $14,626 to the plan during the years ended September 30, 2006 and 2005, respectively.

NOTE E - LEASES AND RELATED PARTY TRANSACTIONS

The Company leases its office location under an operating lease agreement with related parties. The lease is for a three year term expiring December 31, 2007 and requires monthly payments of $3,300. In addition, the Company is responsible for general maintenance, utilities and insurance. This lease contains an option to renew for an additional three years beginning January 1, 2008. The Company previously leased another office location from related parties. This lease, which expired September 30, 2005, required monthly payments of $2,000. A portion of this location was subleased to an unrelated party for $1,600 per month.

Total rent expense for office space amounted to $39,600 and $42,450 for the years ended September 30, 2006 and 2005, respectively.

NOTE F - STOCKHOLDER STOCK REDEMPTION

The stockholders are all party to a stock redemption agreement which limits the stockholders' ability to transfer their shares to someone outside the Company. Although, the Company is not required to repurchase any outstanding shares, it does have a right of first refusal under the agreement.

NOTE G - NOTES RECEIVABLE

The Company is party to loan agreements with employees and or licensed representatives, which range from two to three years and include interest from 0% to 7.5% per annum. The principal and interest are to be forgiven over the life of the loans as long as the employees or licensed representatives remain with the Company. The outstanding balances at year end total $30,442.

NOTE H – LINE OF CREDIT

The Company has a line of credit with a local bank in the amount of $500,000. The line of credit bears interest at the bank's prime rate and is secured by substantially all assets of the business and personal guarantees of two shareholders. There were no borrowings outstanding as of September 30, 2006 or 2005.

September 30, 2006 and 2005

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company along with other broker-dealers and individuals are party to arbitration proceedings that allege violations of securities laws and claim monetary damages. Management of the Company believes that the resolution of these hearings will not result in any material adverse effect on the Company's financial position.

NOTE J – NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital of the greater of $100,000 or 6 2/3% of its aggregate indebtedness as defined by Rule 15c3-1. The Company was in compliance with this rule at September 30, 2006 and 2005.

SUPPLEMENTARY INFORMATION

SPA CPA STINNETT, PADRUTT & ARANYOSI
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

We have audited the accompanying financial statements of Capital Securities of America, Inc. as of and for the years ended September 30, 2006 and 2005, and have issued our report thereon dated November 10, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stinnett Padrutt & Aranyosi

Stinnett, Padrutt & Aranyosi, Co.
Akron, Ohio
November 10, 2006

Edward E. Stinnett ■ Paul E. Padrutt ■ Ernest J. Aranyosi ■ Robert J. McCann ■ Richard A. Schrader

3465 S. Arlington Rd. Ste. A, Akron, Ohio 44312 ■ P: 330.899.1571 ■ F: 330.899.1572

Members: Ohio Society of CPA's & American Institute of CPA's

CAPITAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2006

NET CAPITAL:	
Total Stockholders' Equity	$ 1,083,459
Deduct:	
Stockholders' equity not allowable for net capital	-0-
Total stockholders' equity qualified for net capital	1,083,459
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Other (deductions) or allowable credits	-0-
Total capital and allowable subordinated liabilities	1,083,459
Deductions and/or charges:	
Non-allowable assets	
Other receivables	22,760
Prepaid expenses	40,062
Furniture and equipment, net	23,197
Accounts and Notes receivable	83,807
Deposits	-0-
	169,826
Net Capital before haircuts	$ 913,633
Haircuts on Securities	
Debt and other securities	3,049
Net Capital	$ 910,584
Aggregate Indebtedness	$ 544,825
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 36,322
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 810,584
Excess net capital at 1000%	$ 856,101
Ratio of aggregate indebtedness to net capital	59.83%

CAPITAL SECURITIES OF AMERICA, INC.
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(INCLUDED IN PART II OF FORM X-17A-5)
September 30, 2006

Net capital, as reported in Company's Part II (Unaudited)	
Focus report	$ 880,164
Net audit adjustments – Accounts payable	(8,669)
Correction non-allowable assets	39,089
Net capital, per audited statement	$ 910,584

CAPITAL SECURITIES OF AMERICA, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
September 30, 2006

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirement Under Rule 15c3-3" are inapplicable.

SPA CPA STINNETT, PADRUTT & ARANYOSI
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5**

To the Board of Directors and Stockholders
Capital Securities of America, Inc.

In planning and performing our audit of the financial statements of Capital Securities of America, Inc. (the Company) for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

Edward E. Stinnett ■ *Paul E. Padrutt* ■ *Ernest J. Aranyosi* ■ *Robert J. McCann* ■ *Richard A. Schrader*

3465 S. Arlington Rd. Ste. A, Akron, Ohio 44312 ■ P: 330.899.1571 ■ F: 330.899.1572

Members: Ohio Society of CPA's & American Institute of CPA's

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Security Dealers, the securities division of the states in which the Company is registered, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stinnett Padrutt & Aranyosi

Stinnett, Padrutt & Aranyosi, Co.
Akron, Ohio
November 10, 2006

CAPITAL SECURITIES OF AMERICA, INC.

Financial Statements Independent Auditor's Report

September 30, 2006 and 2005